Exhibit (a)(5)(E)

WEBMD HEALTH CORP.

NOTICE OF ANTICIPATED MAKE WHOLE CHANGE OF CONTROL

2.50% Convertible Notes due 2018

CUSIP Nos. 94770V AE2 and 94770V AF9

August 7, 2017

To:	Holders of WebMD Health Corp.’s 2.50% Convertible Notes due 2018 (the “Notes”)

Reference is hereby made to an indenture, dated as of January 11, 2011 (the “Indenture”), between WebMD Health Corp., a Delaware corporation (the “Company”) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), relating to the Company’s 2.50% Convertible Notes due 2018.  Capitalized terms used but not defined in this notice shall have the meanings ascribed to such terms in the Indenture.

On July 24, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) among MH Sub I, LLC, a Delaware limited liability company (the “Parent”), Diagnosis Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), and the Company, providing for (i) a tender offer to be commenced by the Purchaser on or about August 7, 2017 (the “Tender Offer”), to acquire all shares of common stock of the Company, par value $0.01 per share (the “Common Stock”) that are outstanding other than certain excluded shares, at a price of $66.50 per share, net to the seller in cash (such amount or any higher amount per share that may be paid pursuant to the Tender Offer, the “Offer Price”) and (ii) as soon as practicable after the successful completion of the Tender Offer, the merger (the “Merger”) of the Purchaser with and into the Company, with the Company continuing as the surviving company and each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer, other than certain excluded shares, will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price.  The Company issued a press release publicly announcing the execution of the Merger Agreement on July 24, 2017, and included a copy of the press release and the Merger Agreement as exhibits to the Company’s Current Report on Form 8-K, filed with the SEC on July 26, 2017.

Notice of Anticipated Make Whole Change of Control

In accordance with Section 10.05 of the Indenture, the Company hereby gives notice that a Make Whole Change of Control, as such term is defined in the Indenture, would occur on or after September 7, 2017 as a result of the successful completion of the Merger.

Adjustment to Conversion Rate Upon Conversion Upon a Make Whole Change of Control

If a holder surrenders its Notes for conversion during the period commencing 20 days prior to the anticipated effective date of the Make Whole Change of Control (the “Anticipated Effective Date”) and ending 20 days after the actual effective date of the Make Whole Change of Control (such period, the “Make Whole Change of Control Period”), the Company will increase the conversion rate for the Notes surrendered for conversion during such period by a number of additional shares of Common Stock (the “Additional Shares”) as set forth in the Make Whole Table (defined below).  In accordance with Section 10.02 of the Indenture, no payment will be made in respect of any accrued and unpaid interest on a Note converted during the Make Whole Change of Control Period.

As of the date hereof, the Conversion Rate under the Indenture is 15.5854 shares of Common Stock per $1,000 principal amount of Notes.  See Annex A attached to this notice for a current version of the make whole table set forth in Section 10.05 of the Indenture (the “Make Whole Table”).  As the holders of Common Stock will receive solely cash consideration in connection with the Tender Offer and the Merger, the Applicable Price, as used in the Indenture, will equal the Offer Price.

The number of Additional Shares will be determined by reference to the Make Whole Table set forth in Annex A attached to this notice and based upon the Applicable Price and the effective date of the Merger (the “Effective Date”). Solely for illustrative purposes under Section 10.05 of the Indenture, based upon a hypothetical Effective Date of September 7, 2017 and the anticipated Applicable Price of $66.50 per share of Common Stock, the adjusted Conversion Rate under the Indenture solely during the Make Whole Change of Control Period is expected to be 16.1352 shares of Common Stock, per $1,000 principal amount of Notes surrendered for conversion in connection with the Merger.

The calculation of the anticipated adjusted Conversion Rate set forth above is contingent upon a hypothetical Effective Date of the Merger of September 7, 2017, cash consideration paid per share of Common Stock in connection with the Merger of $66.50 and surrender of Notes for conversion during the Make Whole Change of Control Period. If the Merger is not consummated, the holders of Notes surrendered for conversion will not be entitled to the Additional Shares and will not be able to reverse the conversion of their Notes. In addition, even if the Merger is consummated, the number of Additional Shares will vary from the amount reflected above if the actual Applicable Price and/or the Effective Date of the Merger vary from those used for the calculation above.

If the Merger is Consummated, Company Obligation to Make a Repurchase Offer to All Holders

Pursuant to Section 3.01 of the Indenture, if a Change in Control occurs at any time before the maturity date of the Notes, each holder of Notes will have the right at such holder’s option to require the Company to repurchase all of such holder’s Notes (or a portion thereof which is $1,000 in principal amount or any positive integral multiple thereof), on a date (the “Change in Control Repurchase Date”) that is 30 business days after the date the Company delivers the Change in Control Notice in accordance with Section 3.01 of the Indenture.  The Company will be required to repurchase all of such holder’s Notes at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Notes to be so repurchased (the “Repurchase Price”), plus accrued and unpaid interest thereon, if any, to, but excluding the Change in Control Repurchase Date.

Pursuant to Section 3.02 of the Indenture, upon receipt by the Trustee of a Holder’s notice to elect repurchase, the Holder of the Notes subject to such notice shall be entitled to receive solely the Repurchase Price, together with all accrued and unpaid interest, if any, with respect to such Notes.  Accordingly, a Holder who has elected to participate in the repurchase offer described in the preceding paragraph may not convert such Notes pursuant to Article 10 of the Indenture, including during the Make Whole Change of Control Period, and will not be entitled to receive any Additional Shares with respect to such conversion.

If the Company makes an offer to repurchase the Notes as a result of a Change in Control in connection with the Merger, holders of the Notes should read the related Change in Control Notice and any other related documentation when it is available because it contains important information.  Those documents will be available for free from the Company if and when such offer to repurchase the Notes is commenced.

Notice of Supplemental Indenture

In accordance with Section 10.12 of the Indenture, the Company hereby gives notice that, upon the consummation of the Merger, the Company intends to enter into a supplemental indenture with respect to the Indenture. Pursuant to the terms of such supplemental indenture, the right to convert each $1,000 principal amount of the Notes will be changed into a right to convert such principal amount into an amount of cash equal to the Conversion Rate in effect on the conversion date, multiplied by the Applicable Price.

Additional Notices

The Company hereby notifies you that there can be no assurance that the Tender Offer or the Merger will be consummated on or about the dates indicated herein, or at all.  However, in accordance with Section 10.05 of the Indenture, the Company is hereby providing notice to you of the Tender Offer and the Merger and as to the anticipated effective date for each of the Tender Offer and the Merger, which date will also be the date as of which it is expected that holders of shares of Common Stock will receive an amount per share in cash equal to the Offer Price.

If you have any questions, please contact Mary Anne Lerma, Investor Relations, at mlerma@webmd.net or +1 (212) 624-3817.

ANNEX A

Make Whole Table

	Applicable Price at the Effective Date
Effective Date	$50.52	$58.22	$67.92	$77.62	$87.32	$97.03	$106.73	$116.43	$126.13	$135.84	$145.54	$194.05
January 11, 2011	4.2080	3.3381	2.5668	2.0810	1.7548	1.5233	1.3511	1.2177	1.1110	1.0233	0.9497	0.7042
January 31, 2012	4.2080	3.1680	2.3767	1.8929	1.5775	1.3593	1.2004	1.0792	0.9833	0.9051	0.8398	0.6229
January 31, 2013	4.2080	2.9824	2.1645	1.6828	1.3807	1.1787	1.0356	0.9286	0.8452	0.7777	0.7216	0.5358
January 31, 2014	4.2080	2.7803	1.9261	1.4469	1.1615	0.9797	0.8556	0.7655	0.6963	0.6408	0.5949	0.4427
January 31, 2015	4.2080	2.5541	1.6498	1.1756	0.9141	0.7591	0.6592	0.5891	0.5363	0.4943	0.4595	0.3430
January 31, 2016	4.2080	2.2919	1.3152	0.8547	0.6320	0.5155	0.4470	0.4009	0.3665	0.3389	0.3157	0.2364
January 31, 2017	4.2080	1.9612	0.8650	0.4543	0.3103	0.2540	0.2245	0.2044	0.1883	0.1748	0.1630	0.1223
January 31, 2018	4.2080	1.5920	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000